           SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549


                         FORM 11-K



(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1994


                            OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _______ to __________


Commission file number 1-905





      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



             PENNSYLVANIA POWER & LIGHT COMPANY
               EMPLOYEE STOCK OWNERSHIP PLAN




      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



            PENNSYLVANIA POWER & LIGHT COMPANY
                  TWO NORTH NINTH STREET
           ALLENTOWN, PENNSYLVANIA   18101-1179

INDEPENDENT AUDITORS' REPORT


The Employee Benefit Plan Board of
   Pennsylvania Power & Light Company:


We have audited the accompanying statements of financial condition of the Pennsylvania Power & Light Company Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the plan at
December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP


March 10, 1995

PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 1994 AND 1993
                   PLAN ASSETS                         1994           1993
INVESTMENT - Common stock of Pennsylvania
  Power & Light Company, at fair value;
  1994 cost $93,256,689 (5,840,770 shares);
  1993 cost $88,564,892 (5,605,696 shares)          $110,974,630   $151,353,792

DIVIDENDS RECEIVABLE .............................     2,299,512      2,215,475
                                                    $113,274,142   $153,569,267


           LIABILITIES AND PLAN EQUITY

DIVIDENDS PAYABLE TO PARTICIPANTS..........           $2,299,512     $2,215,475
PLAN EQUITY AT END OF YEAR .......................   110,974,630    151,353,792
                                                    $113,274,142   $153,569,267


























See Notes to Financial Statements.

PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993
AND 1992
                                                    1994           1993           1992
INCREASES:
  Employer contributions ......................    $6,859,103     $6,635,215     $6,056,237
  Dividend income .............................     9,253,150      8,923,281      8,452,849
  Unrealized appreciation of
    investment (Note 5) .............................................             4,572,120
  Realized gain on sale of stock
    (1994 proceeds $1,194,149,
    cost $894,542; 1993 proceeds
    $1,632,435, cost $858,185;
    1992 proceeds $1,017,584,
    cost $589,056).............................       299,607        774,250        428,528

      Total increases .........................    16,411,860     16,332,746     19,509,734

DECREASES:

  Dividend distributions to participants ......     9,253,150      8,923,281      8,452,849
  Distributions of stock and cash
    to active and terminated
    participants ..............................     2,466,913      3,173,155      2,143,934
  Unrealized depreciation of
    investment (Note 5) .......................    45,070,959      1,877,574

      Total decreases .........................    56,791,022     13,974,010     10,596,783

INCOME(LOSS) AND CHANGES IN PLAN EQUITY
  FOR THE YEAR ................................   (40,379,162)     2,358,736      8,912,951

PLAN EQUITY AT BEGINNING OF YEAR ..............   151,353,792    148,995,056    140,082,105
PLAN EQUITY AT END OF YEAR ....................  $110,974,630   $151,353,792   $148,995,056







See Notes to Financial Statements.

                PENNSYLVANIA POWER & LIGHT COMPANY
                   EMPLOYEE STOCK OWNERSHIP PLAN

                   NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     The Pennsylvania Power & Light Company Employee Stock Ownership Plan (Plan) was adopted effective January 1, 1975 and most recently amended effective January 1, 1995. Amounts contributed to the Plan are used to purchase for employees shares of common stock of the Pennsylvania Power & Light Company (Company).

     The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, the Company is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution is used to buy additional shares of the Company's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.

     Substantially all full-time employees of the Company who have completed one year of service are eligible to participate in the Plan. All amounts contributed to the Plan are invested in shares of common stock of the Company. The shares of common stock purchased with the dividend-based contribution are allocated to participants' accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

     The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee. Stock certificates representing sh ares in the Plan are held by the Trustee.

     Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 84 months prior to the end of the Plan year in which the election is made. Participants so electing receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

     Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement participants may withdraw up to an aggregate of 25% of such shares. In the sixth year qualified participants may withdraw up to an aggregate of 50% of such shares.

     Upon termination of service with the Company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with the Company and whose account exceeds $3,500 may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with the Company on or after age 55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

     A 10% federal excise tax is applicable to withdrawals from the Plan made, generally, before a participant reaches age 59-1/2.

     The Company has reserved the right to amend or terminate the Plan at any time by or pursuant to action of its Board of Directors. Upon termination of the Plan a procedure for distribution of all shares to participants would be established.

     The Plan complies with provisions of the Employee Retirement Income Security Act of 1974.

2.   SIGNIFICANT ACCOUNTING POLICIES
     A. The Plan's common stock investment is stated at fair value. Fair value is the quoted market price of the Company's common stock. Realized gains and losses from th e sale of stock by the Trustee are based on the average cost of common stock held at the time of sale.

     B. Dividend income and dividend distributions to participants are recorded on dividend record dates.

     C. Distributions of stock and cash to terminated participants not electing to defer distributions are recorded in the Plan year during which service is terminated. Otherwise such distributions are recorded as stock certificates are issued and cash is paid.

     D. Distributions of stock and cash to active participants electing to withdraw eligible shares are recorded in the Plan year in which elections are received.

     E. In accordance with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, benefits payable to persons who have withdrawn from participation in the Plan have not been recorded as a liability of the Plan. As of December 31, 1994 and 1993, net assets available for benefits included benefits of $625,683 and $97,606, respectively, due to participants who have withdrawn from participation in the Plan.

3.   ADMINISTRATION
     The Plan is administered by an Employee Benefit Plan Board (Board), composed of certain Company officers, appointed by the Board of Directors of the Company. The Board of Directors of the Company has appointed the individual members of the Board as Trustees of the Plan.

     Expenses incurred in the administration of the Plan are paid by the Company and the facilities of the Company are used by the Plan at no charge.

4.   TAX STATUS
     The Internal Revenue Service (IRS) has issued a determination letter that the Plan, as amended and restated effective January 1, 1985, is qualified under Section 401(a) of the Internal Revenue Code as a stock bonus plan and constitutes an employee stock ownership plan under Section 409A of the Internal Revenue Code.

     Under present Federal income tax laws and regulations, a qualified plan is not taxed on contributions received from the Company or participants, on dividend income, on realized gains from the sale of stock or on any unrealized appreciation of investments. A participant in a qualified plan is not subject to Federal income tax on amounts contributed by the Company until that participant receives a distribution from the Plan.

     On March 23, 1995, the Company filed an application with the IRS for a determination that the Plan as amended, effective January 1, 1995, continues to be qualified, since the IRS has indicated it will now accept such applications.

5.   UNREALIZED APPRECIATION/(DEPRECIATION) OF INVESTMENT

     The unrealized appreciation/(depreciation) of the investment in the Company's common stock is as follows:


                               1994          1993         1992

     Balance at beginning
       of year             $62,788,900   $64,666,474   $60,094,354
     Change for the year   (45,070,959)   (1,877,574)    4,572,120

     Balance at end of
       year                $17,717,941   $62,788,900   $64,666,474

                         SIGNATURE


     Pursuant to the requirements of the Securities Exchange
Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       Pennsylvania Power & Light Company
                       Employee Stock Ownership Plan





                       By:  (Signed) John M. Chappelear
                                  John M. Chappelear
                       Chairman, Employee Benefit Plan Board
                       Pennsylvania Power & Light Company




Dated:  March 29, 1994